8-15313 BP 3/13

07004152

SECUR IMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

RECEIVED MAIL PROCESSING FEB 28 2007 WASH, D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-04806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Mutual Service Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and Street)

West Palm Beach (City) Florida (State) 33041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. (561) 835-4100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 S. Biscayne Blvd., Suite 400 (Address) Miami (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/14

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying consolidated financial statements pertaining to Mutual Service Corporation and subsidiary (the "Company") for the years ended December 31, 2006 and 2005, and supplemental schedule as of December 31, 2006, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Poff
Signature

2-23-07
Date

Chief Executive Officer, President, and Treasurer
Title

Subscribed and sworn to before me this 23rd day of February, 2007.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 433174
EXPIRES: August 10, 2009
Bonded Thru Budget Notary Services

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Mutual Service Corporation:

We have audited the following consolidated financial statements of Mutual Service Corporation and subsidiary (the "Company") as of and for the years ended December 31, 2006 and 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte + Touche LLP

February 23, 2007

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

STATEMENTS OF CONSOLIDATED FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
ASSETS:		
Cash and cash equivalents	$35,647,961	$33,866,644
Restricted cash	50,000	50,000
Accounts receivable—net	58,361	790,727
Commissions receivable	4,507,119	3,797,238
Property—net	494,807	521,372
Goodwill	11,673,064	11,673,064
Other assets	4,846,661	3,431,160
TOTAL	$57,277,973	$54,130,205
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and other liabilities	$ 8,809,408	$ 6,456,521
Commissions payable	6,433,100	5,589,006
Accrued liabilities	3,742,037	3,817,385
Deferred revenue	2,523,346	2,635,811
Income taxes due to affiliates	3,343,515	2,437,548
Total liabilities	24,851,406	20,936,271
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value—50,000 shares authorized; 2,280 issued and outstanding	2,280	2,280
Additional paid-in capital	15,987,784	15,987,784
Retained earnings	16,436,503	17,203,870
Total stockholder's equity	32,426,567	33,193,934
TOTAL	$57,277,973	$54,130,205

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

STATEMENTS OF CONSOLIDATED INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions and fees:		
Mutual funds	$ 90,025,299	$ 81,207,464
Variable products	48,527,390	46,823,580
Advisory fees	49,370,003	39,635,472
Stocks and bonds	7,242,691	8,506,571
Direct participation	4,429,143	6,633,790
Fixed products	4,005,141	3,311,516
Total commissions and fees	203,599,667	186,118,393
Interest and dividends	1,860,228	1,104,034
Representative reimbursements	5,746,401	6,106,905
Other revenue	8,362,933	9,622,193
Total revenues	219,569,229	202,951,525
OPERATING EXPENSES:		
Commissions	176,931,638	161,978,547
Employee compensation and benefits	12,588,614	12,268,129
General and administrative	11,443,218	10,499,464
Professional services	4,375,951	4,972,141
Registration fees	1,180,904	1,249,502
Rent and other facility expenses	1,108,464	1,181,985
Depreciation and amortization	396,505	1,125,620
Total operating expenses	208,025,294	193,275,388
INCOME BEFORE PROVISION FOR INCOME TAXES	11,543,935	9,676,137
PROVISION FOR INCOME TAXES	4,111,302	3,633,976
NET INCOME	$ 7,432,633	$ 6,042,161

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

STATEMENTS OF CHANGES IN CONSOLIDATED STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE—December 31, 2004	2,280	$ 2,280	$ 15,987,784	$ 17,161,709	$ 33,151,773
Net income				6,042,161	6,042,161
Dividends to parent				(6,000,000)	(6,000,000)
BALANCE—December 31, 2005	2,280	2,280	15,987,784	17,203,870	33,193,934
Net income				7,432,633	7,432,633
Dividends to parent				(8,200,000)	(8,200,000)
BALANCE—December 31, 2006	2,280	$ 2,280	$ 15,987,784	$ 16,436,503	$ 32,426,567

See notes to consolidated financial statements.

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 7,432,633	$ 6,042,161
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Depreciation and amortization	396,505	1,125,620
Deferred income taxes	(1,196,007)	1,046,856
Changes in assets and liabilities:		
Accounts receivable—net	732,366	2,181,464
Commission receivable	(709,881)	(515,720)
Other assets	(219,494)	343,901
Accounts payable and other liabilities	2,352,887	(5,298,690)
Commissions payable	844,094	372,769
Accrued liabilities	(75,348)	732,834
Deferred revenue	(112,465)	22,360
Income taxes due to affiliates	905,967	952,389
Net cash flows provided by operating activities	10,351,257	7,005,944
CASH FLOWS FROM INVESTING ACTIVITIES—Purchases of property	(369,940)	(170,484)
CASH FLOWS FROM FINANCING ACTIVITIES—Dividends paid to parent	(8,200,000)	(6,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,781,317	835,460
CASH AND CASH EQUIVALENTS—Beginning of year	33,866,644	33,031,184
CASH AND CASH EQUIVALENTS—End of year	$35,647,961	$33,866,644
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for income taxes—net	$ 4,459,968	$ 1,746,198

See notes to consolidated financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Mutual Service Corporation ("MSC"), a Michigan corporation, was incorporated in 1969. MSC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). MSC and subsidiary (the "Company") serve a network of independent financial advisors in over 925 branches throughout each of the 50 states. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks, and bonds. At December 31, 2006, the Company owned 100% of the outstanding stock of Contemporary Financial Solutions, Inc., a broker-dealer incorporated on April 29, 2002.

MSC is a wholly owned subsidiary of Pacific Select Group LLC ("PSG"), a Delaware limited liability company. PSG is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Prior to January 1, 2006, MSC was a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"). Effective January 1, 2006, Pacific Life formed PSG and contributed all entities and certain business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, MSC became a wholly owned subsidiary of PSG. Pacific Life's immediate parent is Pacific LifeCorp.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable—Accounts receivable are carried at the amount estimated to be collectible. Accordingly, allowances are provided for accounts receivable estimated to be uncollectible based on management's best estimate.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, commissions receivable, accounts payable and other liabilities, commissions payable, accrued liabilities, deferred revenue, and income taxes due to affiliates approximates fair value due to the short-term maturity of those instruments.

Property—Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements.

Goodwill—Goodwill is the result of acquisitions accounted for using the purchase accounting method. Goodwill is no longer amortized and is tested for impairment annually.

Long-Lived Assets—In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. If impairment has occurred, an impairment loss is recognized for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using observable market prices or the estimated discounted cash flows associated with the asset.

Investment—In 2002, the Company entered into a joint venture with Wells Fargo Ventures, LLC to form a company that offers residential mortgage loan products. The Company has a 49.9% and 25% ownership interest in Series A and Series B stock, respectively, in Mutual Services Mortgage, LLC (the "Joint Venture"). The Company accounts for its investment in the Joint Venture under the equity method of accounting, as the Company has non-controlling and non-majority owned interest in the entity. The Company's portion of earnings in the Joint Venture was $19,635 and $25,156 for the years ended December 31, 2006 and 2005, respectively, which are recorded in other revenue in the accompanying statements of consolidated income. During the years ended December 31, 2006 and 2005, the Company received $26,411 and $12,161, respectively, in distributions from the Joint Venture. During 2006, the company contributed $12,475 of capital to the joint venture. Investment in the Joint Venture amounted to $111,592 and $105,893 at December 31, 2006 and 2005, respectively. The Company's investment in the Joint Venture is included in other assets in the statements of consolidated financial condition.

Deferred Revenues—Deferred revenues consist primarily of insurance and registration payments received in advance from representatives. These funds are recognized as revenue when earned by the Company over the respective insurance and registration terms.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis. Such revenue is included in mutual funds, variable products and fixed products commissions, and fees; while the related expense is included in commission expenses in the statements of consolidated income.

Overrides—Overrides primarily consist of ticket charges on securities trades and due diligence revenue from product sponsors. Overrides are recognized as earned and are included in stocks and bonds and other revenue in the statements of consolidated income.

Representative Reimbursements—Representative reimbursements consist of reimbursements from registered representatives for insurance and registration fees.

Other Revenue—Other revenue consists primarily of fees earned and marketing support received for the Company's sponsorship of representative seminars, conferences, and educational training as well as providing supplementary products to the representatives.

Income Taxes—The Company's operations are included in the consolidated Federal income tax return and combined California franchise tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense or benefit under a tax-sharing arrangement based principally on the effect of including its operations in the consolidated provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal elements of deferred income taxes are related to differing accounting and tax treatment for reserves and allowances, depreciation, net operating losses, and deferred rent.

Dividends to Parent—During the years ended December 31, 2006 and 2005, the Company declared and paid cash dividends of $8.2 million to PSG and $6 million to PSD, respectively.

Comprehensive Income—There are no differences between comprehensive income and net income in the accompanying consolidated financial statements.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain amounts in the 2005 consolidated financial statements have been reclassified to conform with 2006 classifications.

Recently Adopted Accounting Pronouncements—Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 154, *Accounting Changes and Error Correction*. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement in Accounting Principles Board ("APB") No. 20, *Accounting Changes*, to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' financial statements. Adoption has not impacted the Company's consolidated financial statements.

Future Adoption of New Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*. FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that has greater than 50% chance of being realized upon ultimate settlement. FIN 48 is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial statements.

3. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) of the Securities Exchange Act of 1934 as a broker or dealer that carries no margin accounts, promptly transmits all customer funds, and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions for customers through one or more bank accounts maintained exclusively for this purpose. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers. However, as of December 31, 2006 and 2005, the Company segregated cash of $50,000 in a special reserve bank account for the exclusive benefit of customers.

4. PROPERTY

Property at December 31, 2006 and 2005, is comprised of the following:

	2006	2005
Machinery and equipment	$5,627,375	$5,936,302
Furniture and fixtures	1,309,017	1,219,579
Leasehold improvements	505,358	461,915
Automobile	21,071	21,071
Total	7,462,821	7,638,867
Less accumulated depreciation	6,968,014	7,117,495
Property—net	$ 494,807	$ 521,372

5. EMPLOYEE BENEFIT PLANS

The Company participates in the Retirement Incentive Savings Plan ("RISP") provided by Pacific Life, which substantially covers all employees after three months of service. The Company matched 75% of employee contributions, up to a maximum of 6% of eligible employee compensation up to the Internal Revenue Service maximum allowable amount. The matching contributions were in the form of common stock of Pacific LifeCorp, Pacific Life's immediate parent, through an Employee Stock Ownership Plan ("ESOP"). In October 2006, Pacific LifeCorp's Board of Directors authorized a plan to terminate the ESOP feature of the RISP and replace it with a cash match benefit. Effective for the pay period ending October 31, 2006, matching contributions were made in cash. Pacific LifeCorp also repurchased the outstanding allocated and unallocated shares of the ESOP in cash. The Company's share of contributions to this Plan was $586,171 and $525,945 for the years ended December 31, 2006 and 2005, respectively.

The Company's employees are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. On January 1, 2005, the contribution credits for employees with less than 10 years of service ceased and were replaced by contribution credits into the RISP. On January 1, 2007, the contribution credits for all other employees ceased and will also be replaced by contribution credits into the RISP. During the years ended December 31, 2006 and 2005, the Company's contribution to the Pension Plan was $115,519 and $116,289, respectively.

Certain officers of the Company are eligible to participate in a deferred compensation plan provided by the Company. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest on the deferred compensation. Deferred compensation in the amount of $1,951,369 and $1,595,554 has been recorded for this plan as of December 31, 2006 and 2005, respectively, and is included in accounts payable and other liabilities.

6. INCOME TAXES

Included in other assets in the statements of consolidated financial condition as of December 31, 2006 and 2005, are the following:

	2006	2005
Deferred tax assets (liabilities):		
Reserves and allowances	$1,979,910	$ 996,035
Depreciation	188,534	(26,796)
Net operating losses	97,615	122,019
Deferred rent	38,155	20,822
Other	80,268	76,395
Deferred tax asset—net	$2,384,482	$1,188,475

The deferred tax asset related to the net operating losses ("NOL") is a future tax benefit that will expire in 2010. The benefit was assumed in a prior acquisition by MSC. It is based on the net realizable NOL available under Section 382 of the Internal Revenue Code.

The components of the provision for income taxes at December 31, 2006 and 2005, are as follows:

	2006	2005
Current:		
Federal	$ 4,582,234	$2,433,304
State	725,075	153,816
Total current	5,307,309	2,587,120
Deferred:		
Federal	(992,393)	868,634
State	(203,614)	178,222
Total deferred	(1,196,007)	1,046,856
Total provision for income taxes	$ 4,111,302	$3,633,976

A reconciliation of income taxes at the Federal statutory rate to the provision for income taxes for the years ended December 31, 2006 and 2005, is as follows:

	2006		2005	
	Amount	Rate	Amount	Rate
Federal statutory rate	$4,040,377	35.0 %	$3,386,648	35.0 %
State income taxes—net of federal income tax benefit	376,185	3.2	210,347	2.2
Other	(305,260)	(2.6)	36,981	0.4
Total provision for income taxes and effective tax rate	$4,111,302	35.6 %	$3,633,976	37.6 %

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net regulatory capital of $14,628,174, which was $12,971,414 in excess of its required net capital of $1,656,760. At December 31, 2005, the Company had net regulatory capital of $16,091,927, which was $14,696,176 in excess of its required net capital of $1,395,751. At December 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was 1.70 and 1.30, respectively, times its net capital.

8. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with PSG, Pacific Life, and Associated Financial Group, Inc., an affiliate and wholly owned subsidiary of PSG. For the year ended December 31, 2006, commission revenues and related commission expense from Pacific Life was $23,046,279 and $19,534,696, respectively. Commission revenue and related commission expense from Pacific Life totaled $20,501,376 and $17,595,786, respectively, for the year ended December 31, 2005. In addition, Pacific Life processes the Company's payroll. At December 31, 2006 and 2005, the Company had a net payroll liability of $777,650 and $781,797, respectively, due to Pacific Life included in accounts payable and other liabilities. At December 31, 2006 and 2005, the Company also had $79,347 and $70,786, respectively, in other payables due to Pacific Life included in accounts payable and other liabilities. At December 31, 2006 and 2005, the Company had $3,343,515 and $2,437,548, respectively, recorded as income taxes due to affiliates included in the statements of consolidated financial condition.

9. COMMITMENTS AND CONTINGENCIES

Litigation—During 2005, the Company received formal notification from its regulator ("NASD") that it was subject to an investigation related to certain of its compliance supervision, practices, and procedures as they relate to 1035 exchanges. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2006, is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

The Company is also a defendant in certain other lawsuits arising in the ordinary course of business. It is the opinion of management that the amount of losses, if any, resulting from such matters at December 31, 2006, is not likely to have a material adverse effect on the Company's consolidated financial position, but could have a material effect on the consolidated results of operations.

Financial Instruments With Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

Operating Leases—The Company has operating leases primarily covering office facilities in Florida and Arizona that have noncancelable terms in excess of one year. In February 2006, the Company amended its Florida office lease, extending the lease term for a period of 12 years.

The following are future minimum lease obligations on the Company's office leases:

Years Ending December 31	
2007	$ 481,063
2008	812,123
2009	884,672
2010	890,889
Thereafter	6,083,770
Total	$9,152,517

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to the lack of stated maximum liability for certain matters and, therefore, no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters are not likely to have a material impact on the Company's consolidated financial statements.

* * * * * *

MUTUAL SERVICE CORPORATION AND SUBSIDIARY

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

STOCKHOLDER'S EQUITY	$32,426,567
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	58,361
Property—net	494,807
Goodwill	11,673,064
Deferred tax asset—net	2,384,482
Other assets	2,462,178
Total nonallowable assets	17,072,892
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	15,353,675
DEDUCT—Haircuts on money market funds	(725,501)
NET CAPITAL	$14,628,174
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Accounts payable and other liabilities	$ 8,809,408
Commissions payable	6,433,100
Accrued liabilities	3,742,037
Deferred revenue	2,523,346
Income taxes due to affiliates	3,343,515
TOTAL AGGREGATE INDEBTEDNESS	$24,851,406
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 1,656,760
Net capital in excess of requirement	12,971,414
NET CAPITAL	$14,628,174
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.7

NOTE: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited Focus Report Part IIA, Form X17a-5 as of December 31, 2006.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

February 23, 2007

To the Board of Directors of
Mutual Service Corporation:

In planning and performing our audit of the consolidated financial statements of Mutual Service Corporation and subsidiary (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

END